Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

March 29, 2005

Attn: Paul Dudek
Securities and Exchange
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

- A copy of a news release dated March 24, 2005. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 4/11

Saskatchewan Wheat Pool

For Immediate Release
March 24, 2005
Regina, Saskatchewan
Listed: TSX

POOL BECOMES CANADIAN BUSINESS CORPORATION

Saskatchewan Wheat Pool today announced that the Certificate and Articles of Continuance have been issued by the Director General of Corporations Canada with an effective date of March 31, 2005. On March 31, the Pool will have completed its recapitalization and will become a federal corporation governed by the *Canada Business Corporations Act.*

On March 28, 2005, the Pool's new common shares will commence trading on the Toronto Stock Exchange on a "when issued" basis under the stock symbol SWP. Regular trading will commence on March 31, 2005.

Upon the Certificate and Articles of Continuance becoming effective, the certificates that had represented Class A shares and Class B shares immediately prior to the effective date will become void and of no value. In addition, on March 31, 2005, the issued and outstanding convertible subordinated notes will be exchanged for common shares. Shortly thereafter, the Pool will mail to all registered shareholders, certificates representing the new common shares.

The new 12 member Board of Directors was approved and consists of:

- Mr. Ryan Anderson, a director on the Board since 1998 and a farmer from Melfort, Saskatchewan
- Mr. Terry Baker, a director on the Board since 2001 and a farmer from Denzil, Saskatchewan
- Mr. Thomas Birk, a newly appointed director and CEO of Brinko, a merchant and investment bank headquartered in Quebec
- Mr. Vic Bruce, a director on the Board since 2002 and a farmer from Tuxford, Saskatchewan
- Mr. Gary Colter, a director on the Board since 2003 and President & CEO of CRS Inc. in Toronto
- Mr. Leonard Haukness, a director on the Board since 2004 and a farmer from Estevan, Saskatchewan
- Mr. Dallas Howe, a newly appointed director who is also the Chairman of the Board of the Potash Corporation of Saskatchewan
- Mr. Rick Jensen, a director on the Board since 2004 and a farmer from Webb, Saskatchewan
- Mr. Douglas Kitchen, a director on the Board since 2003 and Managing Director of Rosenthal Collins Group out of Nashville, Tennessee
- Mr. Harold Milavsky, a director on the Board since 2003 and Chairman of Quantico Capital Corporation in Calgary
- Mr. Herb Pinder Jr., a director on the Board since 2003 and President of Goal Group of Companies
- Mr. Mayo Schmidt, the Pool's Chief Executive Officer.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Susan Cline
Media Contact (306) 569-6948

Colleen Vancha
Investor Contact (306) 569-4782

POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

April 6, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated March 31, 2005. This was provided to the Toronto Stock Exchange for information purposes only.

2. A copy of a news release dated April 6, 2005, regarding a joint venture with the Pool and James Richardson International Limited to operate their Vancouver port terminals. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

Saskatchewan Wheat Pool

For Immediate Release
March 31, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool Grain Facilities Achieve Quality and Food Safety Recognition

Saskatchewan Wheat Pool's quality and food safety management systems have attained ISO 9001:2000 quality management standard registration and conformity to the ISO/DIS 22000 food safety standards. This registration covers all Pool and AgPro grain handling facilities in Saskatchewan, Alberta and Manitoba as well as the port terminals in Vancouver and Thunder Bay. The quality management and food safety standards are developed by the International Organization for Standardization (ISO) – a network of internationally recognized quality management system standards accepted by more than 146 countries.

These latest registrations are in addition to those previously obtained for the Saskatoon Seed Quality Lab and the Quality Control Lab in Regina, which was the first quality lab in Western Canada to achieve ISO registration. In addition, the Pool's special crops facilities at Moose Jaw, Humboldt and Rowatt have been registered to ISO standards since 2000. The special crops facilities have since been recognized as also conforming to ISO/DIS 22000 in late 2004.

"The completion of this initiative demonstrates our commitment to quality – whether it be for our producer customers who know they can count on the Pool and AgPro to receive, process and ship their products while maintaining the highest quality standards, or for our destination customers who require quality products that meet their precise specifications," says Fran Malecha, Senior Vice-President, Grain Group. "The implementation of the Pool's Quality Management System is a key initiative in the company's operational excellence strategy."

The ISO/DIS 22000 designation recognizes HACCP (Hazard Analysis Critical Control Point) food safety standards. The HACCP system is an accepted format that uses food safety protocols to identify potential safety concerns and any required critical control points throughout the processing and shipping cycle to ensure the integrity of its processes and thus the product.

The registration process is detailed and rigorous and was led by a team of trained internal auditors who will continue to ensure that the quality management and food safety system standards are maintained at each of the Pool and AgPro grain handling facilities. A third party auditor, Intertek Systems Certification, provided the final review of the Pool's quality management and food safety systems. The Canadian Adaptation and Rural Development Fund in Saskatchewan (CARDS) provided financial support for this initiative. Funding for the CARDS program is provided by Agriculture and Agri-Food Canada. Saskatchewan Wheat Pool is also a member of C-TPAT, the Custom Trade Protection Against Terrorism program, an international initiative for exporters to detail their supply chain security protocols with US Customs.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's shares are listed on the Toronto Stock Exchange under the symbol SWP.

For more information, contact:

Susan Cline
Investor Relations and Communications
306-569-6948

Saskatchewan Wheat Pool

James Richardson International ®

For Immediate Release
Date: April 6, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool and JRI create joint venture to operate their Vancouver port terminals

Saskatchewan Wheat Pool and James Richardson International Limited (JRI) today announced their agreement to jointly operate their Vancouver port terminals. The adjacent facilities are located on the North shore of Vancouver's Burrard Inlet.

The agreement, which is subject to regulatory approval, provides for joint administration and operation of the two port terminals. A new business corporation owned equally by Saskatchewan Wheat Pool and JRI will be established to act as a joint venture terminal operator and agent for the two companies. The Pool and JRI will each continue to own their respective facilities and employees will remain with the parent companies.

"Through this new joint venture, the Pool and JRI will see significant benefits that will ultimately strengthen our competitive position at port and within the global marketplace, bringing value to our destination customers and to the grain handling industry as a whole. It is consistent with the Pool's strategic priorities to optimize our footprint and focus on achieving operational excellence in our core operations. The transaction illustrates our shared commitment to employ strategies that not only enhance our operations but improve Canada's export capabilities internationally," said Mayo Schmidt, Pool CEO.

The joint venture between the Pool and JRI will improve operating efficiencies and increase productivity and throughput potential through specialization of each facility, which will result in better rail car utilization and shipping capacity.

"This alliance is a very positive step for the Port of Vancouver particularly in light of the significant changes that have occurred in the grain handling and transportation segment over the past number of years. The joint venture will favourably position the Pool and JRI to provide cost-competitive service to our customers while adding value with respect to identity-preserved commodities, product traceability, food safety and railcar and vessel logistics," said Curt Vossen, JRI President.

By specializing the two plants by commodity, there will be greater flexibility when handling Canadian Wheat Board grains and open market grains such as canola and peas. The new venture will be able to identity preserve commodities by strategically managing grain flows to either site. The new company expects to enjoy a more efficient system for unloading rail cars and to provide increased shipping capabilities with combined access to three shipping berths. It will manage the facilities adopting industry "best practice" principles with respect to operational staffing, training, safety, plant maintenance and customer service. Start-up for the joint venture is expected in approximately two months time.

The Pool and JRI expect to create additional synergies in the future, by linking their adjacent rail yards and joining the tracks to enable the direct exchange of railcars, allowing for improved logistic management of grains and oilseeds between the two facilities.

The Pool's wholly owned Vancouver terminal has a licensed capacity of 237,240 metric tonnes and JRI's terminal has a licensed capacity of 108,000 metric tonnes, for a total of 345,240 tonnes of combined capacity.

...2

Saskatchewan Wheat Pool

JAMES RICHARDSON INTERNATIONAL ®

Saskatchewan Wheat Pool also owns a port terminal in Thunder Bay, Ontario. JRI owns and operates additional port terminal facilities in Thunder Bay, Port Stanley, and Hamilton, Ontario, and Sorel-Tracy, Quebec. These facilities are not part of the new joint venture and will be operated by the parent companies as is normal course.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's shares are listed on the Toronto Stock Exchange under the symbol SWP.

JRI, a subsidiary of James Richardson & Sons Limited, is Canada's largest privately owned agribusiness. It handles all major grains, oilseeds, and special crops through farm service centres known as JRI in Eastern Canada and Pioneer in Western Canada. JRI is also actively involved in food processing through its subsidiary Canbra Foods, one of Canada's largest integrated oilseed crushing, processing and packaging operations.

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For more information:

Susan Cline
Saskatchewan Wheat Pool
Investor Relations and Communications
Phone: (306) 569-6948

Jean-Marc Ruest
James Richardson International Limited
Assistant Vice-President,
Legal and Industry Affairs
Phone: (204) 934-5488